Exhibit 1
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For Immediate Release                                               27 June 2006



                                       WPP

                      ANNUAL GENERAL MEETING TRADING UPDATE
                          FOR FIRST FIVE MONTHS OF 2006

                          REPORTED REVENUES UP OVER 17%

                     CONSTANT CURRENCY REVENUES UP OVER 13%

                       LIKE-FOR-LIKE REVENUES UP OVER 4.5%

               FIRST FIVE MONTHS' OPERATING MARGIN AHEAD OF BUDGET

                    AND IN LINE WITH FULL YEAR MARGIN TARGET


The following statement was made by the Chairman at the Company's 34th Annual General Meeting held in London at noon today:

"First, a few comments on current trading over the first five months of this year. 2006 has seen further continued growth in revenue, profit and margins, following the record performance in 2005.


On a reportable basis, worldwide revenues were up over 17%. In constant currencies, revenues were up over 13%. Currency fluctuations in the first five months of 2006 were principally due to the weakness of sterling against the US dollar. On a like-for-like basis, excluding acquisitions and currency, revenues were up 4.5%. This maintains the improvement in the organic growth rate of the last twenty months, which began towards the end of 2004 and continued through 2005 and the first quarter of 2006.

Geographically, on a constant currency basis, all regions, with the exception of the United Kingdom, showed double-digit revenue growth. In the US, revenues were up almost 12%. In Europe, the UK was up over 6% and Continental Europe up over 11%. Eastern Europe was up over 49%. Asia Pacific, Latin America, Africa and the Middle East were up almost 23%.

By communications services sector, advertising and media investment management was up over 11%, information, insight & consultancy up almost 8%, public relations and public affairs up over 12% and branding and identity, healthcare and specialist communications up over 20%.

The United States continues to grow, like-for-like revenues up almost 4%, similar to the first quarter. Asia Pacific, one of our strongest growing regions, showed continued strength, with like-for-like revenues up over 8%. The Middle East continued its strong growth seen in the first quarter and remains our fastest growing area. Western Continental Europe, although still relatively more difficult, has, together with the UK, stabilised. The UK, however, remains the slowest growing region in the Group, as it was in the first quarter.

Media investment management, as in 2005 and the first quarter of 2006, continues to show the strongest growth of all our communications services functions, along with direct, internet and interactive and healthcare communications. Direct, internet and interactive related activities now account for almost 18% of the Group's revenues, up from 15% last year. Public relations and public affairs also continue to show improvement over last year and the first quarter, following a strong year in 2005.

The Group's operating companies continued to improve productivity in 2006 with average headcount, on a like-for-like basis, up 3.4% compared with revenue growth of 4.5% and a consequent increase in revenue per head in the first five months. Operating margins in the first five months were ahead of budget and in line with the Group's full year margin objective of 14.5%, compared with 14.0% in 2005. The Company continues to make significant progress in winning major new business assignments, ranking number one in all the new business tables for the first five months of the year.

The Group's professional and financial strategy continues to be focused on five objectives: increasing operating profit by 10% to 15% per annum; increasing operating margins by half to one margin point per annum; reducing staff cost to revenue ratios by up to 0.6 margin points per annum; growing revenue faster than industry averages; and improving our creative reputation and stimulating co-operation among Group companies.

Average net debt for the first five months of this year was (pound)1,163 million, compared to (pound)999 million in 2005, an increase of (pound)164 million. Currently surplus cash flow amounts to approximately (pound)750 million per annum. Alternatives for the use of this cash flow are capital expenditure, acquisitions, dividends and share buy-backs. Capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge in the long term. In the first five months of this year, the Group made acquisitions or increased equity stakes in advertising & media investment management in the US, the UK, Germany, South Africa, Israel, China, Hong Kong, Singapore and Brazil; in public relations & public affairs in India; in direct, internet & interactive in the US.

Your Board also continues to focus on examining the alternative between increasing dividends and accelerating share buy-backs, and recently completed a review of its share buy-back policy. The Group will accelerate its share repurchase programme and will now aim to buy-back up to 2-3% of its share capital, as compared to 1-2% historically. In the first five months of 2006,
20.979 million ordinary shares, equivalent to almost 2% of the share capital, were purchased, including 5.5 million ordinary shares acquired by the WPP ESOP in connection with restricted stock awards. These shares were acquired at an average price of (pound)6.78 per share and total cost of (pound)142.2 million. Of these shares, 15.5 million were purchased in the market and subsequently cancelled.

Professionally, the parent company's objectives continue to be to encourage greater co-ordination and co-operation between Group companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically, while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities.

To these ends we continue to develop our parent company talents in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication as well as the utilisation of surplus property; in procurement, to ensure we are using the Group's considerable


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
buying power to the benefit of our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services, and hi-tech and telecommunications.

In addition, we continue to seek to improve our creative product in as broadly a defined sense as possible, by recruiting, developing and retaining excellent talent, acquiring outstanding creative businesses, recognising and celebrating creative success. Significant progress was made at the Advertising Festival in Cannes last week, for example.

And finally, a reminder: 2005 was a very good year.

But of course, what those aggregate numbers fail to reveal are the extraordinary number, range and diversity of quite separate achievements that go to make up those impressive company totals.

By applying their brains and their talent and their experience to the service of their clients, every company in every discipline on every continent has contributed to that parent company total. The contribution of some 92,000 individual people, representing a vast variety of skills, has gone to make up that parent company total.

And, as always, it is those individual skills that our clients value, and pay for. Project by project, some tens of thousands of them in all, as WPP companies helped make their clients more successful, so, project by project, they added inexorably to the figures presented here.

So it is entirely right that we should end this statement by acknowledging the true source of our success - and offering our wholehearted gratitude to all those many people who made it happen."

For further information, please contact:

Sir Martin Sorrell}
Paul Richardson   }     44 (0) 20 7408 2204
Feona McEwan      }

Fran Butera             (1) 212 632 2235

www.wpp.com


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